UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 1, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Holding(s) in Company dated 3 May 2011
Exhibit No. 2	Notice of Redemption of Notes dated 9 May 2011
Exhibit No. 3	Notice of redemption of RCIs dated 9 May 2011
Exhibit No. 4	Director/PDMR Shareholding dated 9 May 2011
Exhibit No. 5	Chris Lucas speaks at New York investor conference dated 11 May 2011
Exhibit No. 6	Publication of Prospectus dated 11 May 2011
Exhibit No. 7	Publication of Prospectus dated 11 May 2011
Exhibit No. 8	FRN Variable Rate Fix dated 11 May 2011
Exhibit No. 9	Director/PDMR Shareholding dated 11 May 2011
Exhibit No. 10	Stabilisation Notice dated 11 May 2011
Exhibit No. 11	Net Asset Value(s) dated 13 May 2011
Exhibit No. 12	FRN Variable Rate Fix dated 16 May 2011
Exhibit No. 13	FRN Variable Rate Fix dated 16 May 2011
Exhibit No. 14	FRN Variable Rate Fix dated 16 May 2011
Exhibit No. 15	FRN Variable Rate Fix dated 17 May 2011
Exhibit No. 16	FRN Variable Rate Fix dated 18 May 2011
Exhibit No. 17	FRN Variable Rate Fix dated 19 May 2011
Exhibit No. 18	FRN Variable Rate Fix dated 23 May 2011
Exhibit No. 19	Antony Jenkins speaks at investor conference dated 23 May 2011
Exhibit No. 20	FRN Variable Rate Fix dated 27 May 2011
Exhibit No. 21	Total Voting Rights dated 31 May 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	27 April 2011
6. Date on which issuer notified:	28 April 2011
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.22%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				96,728,371		Nominal	Delta
							0.79%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
855,165,989			7.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering transaction is the acquisition, on 27 April 2011, by YCL of cash-settled options referencing 15,885,500 ordinary shares in Barclays PLC.  This figure, when aggregated with YCL's pre-existing holding of similar cash-settled options, brought the total voting rights deemed to be held by YCL (pursuant to DTR 5.3.1R) to 96,728,371.  Accordingly, as a result of the triggering transaction YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.79% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), exceeds the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,185,635,036 as set out in the regulatory announcement made by Barclays PLC dated 31 March 2011.

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No.2

9 May 2011

BARCLAYS BANK PLC
U.S.$750,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2016
(the "Notes")

ISIN (Reg S Notes): XS0259172277
ISIN (144A Notes): US06738CKJ70

NOTICE OF REDEMPTION OF NOTES AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 28 June 2011 (the "Redemption Date"), in accordance with Condition 6(e) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 28 March 2011 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FSA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled with effect from the Redemption Date.

Exhibit No.3

9 May 2011

BARCLAYS BANK PLC
U.S.$1,250,000,000 8.55% Step-up Callable Perpetual Reserve Capital Instruments
(the "RCIs")

ISIN (Reg S RCIs): XS0117441922
ISIN (144A RCIs): US06738CAE93

NOTICE OF REDEMPTION OF RCIs AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding RCIs on 15 June 2011 (the "Redemption Date"), in accordance with Condition 7(b) of the RCIs.  The outstanding RCIs will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 15 December 2010 to, but excluding, the Redemption Date. Accordingly, the listing of the RCIs on the Official List of the FSA and the admission of the RCIs to trading on the Regulated Market of the London Stock Exchange plc will be cancelled with effect from the Redemption Date.

Exhibit No.4

9 May 2011

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R (1)(a)

1.	On 6 May 2011, Barclays PLC ("the Company") granted conditional awards of ordinary shares in the Company ("Shares") under the Share Value Plan ("SVP") to Directors of the Company as follows:

Director/ PDMR	Number of shares granted
RE Diamond Jr	850,524
C Lucas	195,439

          The calculation of the number of Shares granted was based on a share price of £2.763 (being the mid-market price of a Share on the day prior to the date of award). No consideration was paid on grant of any award.

          Under the SVP, awards vest and Shares are released in three equal portions on each of the first, second and third anniversaries of the grant subject to the rules of the SVP, malus and prudent financial control provisions.

2.
On 6 May 2011, the Company  granted conditional awards of Shares under the Barclays Long Term Incentive Plan ("Barclays LTIP") to the following Directors and Persons Discharging Managerial Responsibility ("PDMRs") of the Company as set out below:

Director/ PDMR	Number of Shares representing the initial notional value at grant of the award1	Maximum number of Shares releasable under the award
S Bott	180,962	542,888
RE Diamond Jr	814,332	2,442,996
M Harding	180,962	542,888
T Kalaris	361,925	1,085,776
R Le Blanc	542,888	1,628,664
C Lucas	482,567	1,447,701

          The calculation of the number of Shares granted was based on a Share price of £2.763 (being the mid-market price of a Share on the day prior to the date of award).  No consideration was paid for the grant of any award.

          Under the Barclays LTIP, awards vest and Shares are releasable on the third anniversary of the grant, subject to the performance conditions being satisfied, the rules of the Barclays LTIP and malus and prudent financial control provisions. The maximum number of Shares will only vest and become releasable if the performance conditions are fully satisfied.  50% of the Shares releasable on the third anniversary (after payment of tax and other applicable withholdings) are subject to an additional twelve month holding period following vesting.

          1 The number of Shares representing the initial notional value at grant of the award has been calculated based on 33% of the maximum number of Shares subject to the award.

Exhibit No.5
11 May 2011

Barclays PLC

Chris Lucas speaks at New York investor conference

Chris Lucas, Group Finance Director, Barclays PLC is speaking today at the UBS Global Financial Services Conference in New York.

A copy of Mr Lucas' remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

 Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.6

Publication of Prospectus

The following base prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 5 dated 11 May 2011 to the Base Prospectus dated 13 August 2010 for the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3995G_1-2011-5-11.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Prospectus via electronic publication.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus to any other person.

The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.7

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 6 dated 11 May 2011 to the Base Prospectus dated 15 June 2010 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3997G_1-2011-5-11.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Prospectus via electronic publication.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus to any other person.

The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.8

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 11/05/11
Issue	¦ Barclays Bank Plc - Series 185 - USD60,000,000 FRN due February 2012

ISIN Number	¦ XS0413572404
ISIN Reference	¦ 041357240
Issue Nomin USD	¦ 60,000,000
Period	¦ 13/05/11 to 15/08/11		Payment Date 15/08/11
Number of Days	¦ 94
Rate	¦ 1.04225
Denomination USD	¦ 100,000	¦ 60,000,000	¦

Amount Payable per Denomination	¦ 272.14	¦ 163,285.83	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.9
11 May 2011

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), a HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 10 May 2011 that it had on 9 May 2011 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following Directors/Persons Discharging Managerial Responsibilities ("PDMRs") at a price of 281.24p per share:

Director/PDMR	Number of Shares
MD Harding	746
CG Lucas	746

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first £600 per annum invested by the participant under the Plan.  The number of shares purchased on 9 May 2011 for each Director/PDMR above includes any Matching Shares.

The revised total shareholding for each Director following these transactions is as follows:

Director/PDMR	Beneficial Holding	Non Beneficial Holding
CG Lucas	293,211	-

Exhibit No.10

Post-Stabilisation Announcement

11 May 2011

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Friends Provident Holdings (UK) plc

Post Stabilisation Notice

Barclays Bank PLC (contact: Mark Geller, tel: 020 7773 9098) hereby gives notice that no stabilisation (within the meaning of the rules of the Financial Services Authority) was undertaken by the Stabilising Manager(s) named below in relation to the offer of the following securities.

Issuer:	Friends Provident Holdings (UK) plc
Guarantor (if any):	Friends Provident Life & Pensions Limited
Aggregate nominal amount:	GBP 500,000,000
Description:	8.25% Tier 2 Notes Due 2022
Offer price:	100.00
Stabilising Manager:	Barclays Capital; 5 The North Colonnade; Canary Wharf; London E14 4BB RBC Capital, Thames Court, One Queenhithe, London EC4V 4DE

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securitiesof the Issuer in any jurisdiction.

This announcement is not an offer of securities for sale into the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There has not been and will not be a public offer of the securities in the United States.

Exhibit No.11

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/05/11
Issue	¦ Barclays Bank Plc - Series 184 - GBP1,141,500,000 FRN due Feb 2012

ISIN Number	¦ XS0413571851
ISIN Reference	¦ 041357185
Issue Nomin GBP	¦ 1,141,500,000
Period	¦ 13/05/11 to 15/08/11		Payment Date 15/08/11
Number of Days	¦ 94
Rate	¦ 1.22188
Denomination GBP	¦ 50,000	¦	¦

Amount Payable per Denomination	¦ 157.34	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.12

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 16/05/11
Issue	¦ Barclays Bank Plc - USD 600,000,000 Junior Undated FRN due Perpetual

ISIN Number	¦ GB0000784164
ISIN Reference	¦
Issue Nomin USD	¦ 600,000,000
Period	¦ 18/05/11 to 18/11/11		Payment Date 18/11/11
Number of Days	¦ 184
Rate	¦ 0.6875
Denomination USD	¦ 5,000	¦ 50,000	¦

Amount Payable per Denomination	¦ 17.57	¦ 175.70	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank Plc

Source: Barclays Bank PLC

Exhibit No.13

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-May-2011 TO 16-Jun-2011 HAS BEEN FIXED AT 1.174380 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jun-2011 WILL AMOUNT TO:
GBP 49.87 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.14

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-May-2011 TO 16-Jun-2011 HAS BEEN FIXED AT 1.174380 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jun-2011 WILL AMOUNT TO:
GBP 49.87 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.15

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 17/05/11
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/05/11 to 20/06/11		Payment Date 20/06/11
Number of Days	¦ 32
Rate	¦ 1.147
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 101.96	¦ Pok2,039,111.11	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.16

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 18/05/11
Issue	¦ Barclays Bank Plc - Series 187 - GBP 250,000,000 FRN due 20 Feb 2012

ISIN Number	¦ XS0414007491
ISIN Reference	¦ 41400749
Issue Nomin GBP	¦ 250,000,000
Period	¦ 18/05/11 to 18/08/11		Payment Date 18/08/11
Number of Days	¦ 92
Rate	¦ 1.2725
Denomination GBP	¦ 50,000	¦ 250,000,000	¦

Amount Payable per Denomination	¦ 160.37	¦ 801,849.32	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.17

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 19/05/11
Issue	¦ Barclays Bank Plc - Series 170 - EUR 1,500,000,000 FRN due 22 Nov 2011

ISIN Number	¦ XS0400716444
ISIN Reference	¦ 40071644
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 23/05/11 to 22/08/11		Payment Date 22/08/11
Number of Days	¦ 91
Rate	¦ 1.684
Denomination EUR	¦ 50,000	¦ 1,500,000,000	¦ 1,000

Amount Payable per Denomination	¦ 212.84	¦ Pok6,385,166.67	¦ XS0400716444

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.18

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 23/05/11
Issue	¦ Barclays Bank Plc - Series 197 - GBP200,000,000 FRN due May 2012

ISIN Number	¦ XS0430788108
ISIN Reference	¦ 043078810
Issue Nomin GBP	¦ 200,000,000
Period	¦ 23/05/11 to 22/08/11		Payment Date 22/08/11
Number of Days	¦ 91
Rate	¦ 1.10438
Denomination GBP	¦ 50,000	¦ 200,000,000	¦

Amount Payable per Denomination	¦ 137.67	¦ 550,677.15	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.19

23 May 2011

Barclays PLC

Antony Jenkins speaks at London investor conference

Antony Jenkins, Chief Executive of Retail and Business Banking is speaking today at the Barclays Capital Americas Select Conference in London.

A copy of Mr Jenkins' remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No. 20

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 27/05/11
Issue	¦ Barclays Bank PLC - Series 160 - EUR 1,500,000,000 FRN due 30 May 2017

ISIN Number	¦ XS0301811070
ISIN Reference	¦ 30181107
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 31/05/11 to 30/08/11		Payment Date 30/08/11
Number of Days	¦ 91
Rate	¦ 1.63
Denomination EUR	¦ 1,500,000,000	¦	¦

Amount Payable per Denomination	¦ 6,180,416.67	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 21

31 May 2011

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,188,108,659 ordinary shares with voting rights as at 30 May 2011. There are no ordinary shares held in Treasury.

The above figure (12,188,108,659) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.